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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-53315

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 12/31/12

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

MEB Options, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle, Suite 3909
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Barry	**(312) 473-1925**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Michael E. Barry**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **MEB Options, LLC** as of **December 31, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title

Subscribed and sworn to before me this

27th day of February, 2013


"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 8/20/2016



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

MEB OPTIONS, LLC

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17a-5(e)(3)

December 31, 2012

<u>AVAILABLE FOR PUBLIC INSPECTION</u>


R&J

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

MEB OPTIONS, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17a-5(e)(3)

December 31, 2012

AVAILABLE FOR PUBLIC INSPECTION



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

INDEPENDENT AUDITORS' REPORT

To the Member of
MEB Options, LLC

Report on the Financial Statement
We have audited the accompanying statement of financial condition of MEB Options, LLC, (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MEB Options, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Report on Other Regulatory Requirements
Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statement as a whole.

Ryan & Juraska

Chicago, Illinois
February 27, 2013

MEB OPTIONS, LLC

Statement of Financial Condition

December 31, 2012

ASSETS

Cash	$ 20,333
Receivable from broker-dealer	115,550
Accounts receivable	312,844
Receivable from affiliate	18,146
Other assets	12,150
	$ 479,023

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 231,511
Member's equity	247,512
	$ 479,023

See accompanying notes.

MEB OPTIONS, LLC

Notes to Statement of Financial Condition

December 31, 2012

---

1. Organization and Business

MEB Options, LLC (the "Company"), a Delaware limited liability company, was formed on March 14, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and are members of the Chicago Board Options Exchange ("CBOE"), Financial Industry Regulatory Authority ("FINRA"), International Securities Exchange (ISE), NASDAQ, NYSE AMEX and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of MEB Holding Company (the "Parent"), a Delaware corporation. The Company conducts business which includes, but is not limited to, soliciting or accepting orders for the purchase or sale of any options for future delivery on or subject to the rules.

2. Summary of Significant Accounting Policies

Revenue and Expense Recognition from Securities Transactions
Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Interest income is recorded on an accrual basis.

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax return of the sole member.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2009. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as and for the year ended December 31, 2012.

Cash Equivalents
Cash equivalents consist of money market deposits with maturities of less than three months.

3. Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

4. Receivable from Broker-Dealer

The Company has clearing agreements ABN AMRO Clearing Chicago LLC, who provide execution and clearing services for the Company. At December 31, 2012, the Company had account balances totaling $115,550.

5. Related Party Transactions

At December 31, 2012, the Company had a receivable from a shareholder of the Company's Parent of $18,146, which is secured by the shareholder's interest in the parent.

6. Fair Value Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2012, the Company held no Level 1, Level 2, or Level 3 investments.

7. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1.

At December 31, 2012, the Company had net capital and net capital requirements of $103,326 and $100,000, respectively.

8. Subsequent Events

The Company's management has evaluated events and transactions through February 28, 2013, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **MEB OPTIONS, LLC** as of **December 31, 2012**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)			$	247,512	[3480]
2.	Deduct: Ownership equity not allowable for net capital				-	[3490]
3.	Total ownership equity qualified for net capital			$	247,512	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	[3520]
	B. Other (deductions) or allowable subordinated liabilities				-	[3525]
5.	Total capital and allowable subordinated liabilities			$	247,512	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (receivable from affiliate)	$ 144,186	[3540]			
	B. Secured demand notice deficiency	-	[3590]			
	C. Commodity futures contracts and spot commodities proprietary capital charges	-	[3600]			
	D. Other deductions and/or charges	-	[3610]		(144,186)	[3620]
7.	Other additions and/or allowable credits (List)				-	[3630]
8.	Net Capital before haircuts on securities positions			$	103,326	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments	$ -	[3660]			
	B. Subordinated securities borrowings	-	[3670]			
	C. Trading and Investment securities					
	1. Exempted securities	-	[3735]			
	2. Debt securities	-	[3733]			
	3. Options	-	[3730]			
	4. Other securities	-	[3734]			
	D. Undue concentration	-	[3650]			
	E. Other (List)	-	[3736]	$	-	[3740]
10.	Net Capital			$	103,326	[3750]
					OMIT PENNIES	

Non-Allowable Assets (line 6.A):

Accounts receivable, net	$	113,890
Receivable from affiliate		18,146
Other assets		12,150
	$	144,186

Note: There are no material differences between the audited computation of net capital and that per the Company's amended FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	MEB OPTIONS, LLC	as of December 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	15,434	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	100,000	[3760]
14.	Excess net capital (line 10 less 13)	$	3,326	[3770]
15.	Net capital less the greater of 10% of line 19 or 120% of line 12	$	80,175	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	231,511	[3790]
17.	Add:					
	A. Drafts for immediate credit		[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]			
	C. Other unrecorded amounts (List)		[3820]	$	-	[3830]
19.	Total aggregate indebtedness			$	231,511	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)				224%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				0%	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	$	-	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	-	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	-	[3760]
25.	Excess net capital (line 10 less 24)	$	-	[3910]
26.	Net capital in excess of: 5% of combined aggregate debit items or $120% of line 24.	$	-	[3920]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

MEB OPTIONS, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2012

The Company did not handle any customer cash or securities during the year ended December 31, 2012 and does not have any customer accounts.

MEB OPTIONS, LLC

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2012

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2012 and does not have any PAIB accounts

MEB OPTIONS, LLC

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2012

The Company did not handle any customer cash or securities during the year ended December 31, 2012 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
MEB Options, LLC

In planning and performing our audit of the statement of financial condition of MEB Options, LLC (the "Company") as of December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Chicago Board Options Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Chicago, Illinois
February 27, 2013